Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com
Facsimile: +1 212 446 4900

August 1, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Anu Dubey
Thankam Varghese
Melissa McDonough
Re:         Blue Owl Alternative Credit Fund
Registration Statement on Form N-2 (File Nos. 333-285688; 811-24062)
Dear Ladies and Gentlemen:
On behalf of Blue Owl Alternative Credit Fund, a Delaware statutory trust (the "Fund"), we hereby respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), transmitted by telephone on July 16, 2025 by Ken Ellington of the Staff and July 28, 2025 by Anu Dubey of the Staff to Brad A. Green, P.C. of Kirkland & Ellis LLP, counsel to the Fund, regarding Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, filed on July 11, 2025 (File Nos. 333-285688; 811-24062) (the "Registration Statement"), and the Fund's correspondence to the Staff, dated June 25, 2025 (the “June Correspondence”) and dated July 11, 2025 (the “July Correspondence” and, together with the June Correspondence, the "Prior Correspondence"). The Fund intends to file Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”) to respond to the Staff's comments and make certain other changes.
For your convenience, set forth below is a transcription of the Staff's comments and the Fund's responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information ("SAI") are to those filed as part of the Registration Statement. References to "Prior Comments" are to those set forth in the applicable Prior Correspondence. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
PRIOR CORRESPONDENCE
1.Please confirm that any amendment filed after July 25, 2025 will include a Regulation S-X Article 12-compliant unaudited Schedule of Investments of the holdings in the Facility Agreement as of a date (i) close to the effectiveness of the registration statement for the public N-2 and (ii) within 90 days of the date the registration statement for the Private Offering was filed for such registration statement.
Response:
The Fund supplementally confirms its intent to include an unaudited Schedule of Investments that complies with Article 12 of Regulation S-X relating to the holdings of the Facility Agreement and Portfolio Investments acquired by the Fund from the Facility Provider in the Amendment. The Fund supplementally notes that the Private Offering of the Fund’s shares has terminated and, as such, believes that the inclusion of such a schedule of investments in the registration statement relating to such private offering is unnecessary at this time.

2.Relating to the response to Prior Comment #18(a) from the June Correspondence, please supplementally explain the specific services that Blue Owl will be providing in this arrangement and Blue Owl’s specific responsibilities. Additionally:
a.Regarding records relating to the resource sharing arrangement which records will be kept by the Adviser, which records will be kept by the Fund, which records will be kept by both, if any?
b.Will such records include documentation of which specific personnel will be shared with the Adviser.  Will the records further detail information about such personnel such as dates of their shared responsibilities, etc.
c.Will such records include documentation of compliance with the applicable code of ethics by the applicable personnel, including documentation of any violations.
d.Will the applicable personnel all have the relevant industry credentials to provide advisory services to the Adviser under the Adviser’s supervision.  Will the Adviser maintain records to document the valid credentials of each shared person while they are shared with the Adviser?
Response:
Further to the response to Prior Comment #18(a), although certain personnel may overlap and provide services to both the Adviser and other Blue Owl Advisers (as such personnel are employees of Blue Owl), Blue Owl is not providing specific services to the Fund on behalf of the Adviser and Blue Owl does not have a direct role with the Fund or provide services to the Fund. Additionally:
(a) There is no resource sharing arrangement between Blue Owl and the Adviser. Any personnel of Blue Owl providing services to the Fund are supervised persons of the Adviser that are subject to the policies and procedures of the Adviser and the oversight of the Adviser’s Chief Compliance Officer. The policies and procedures that apply to the Adviser are the global compliance policies and procedures that apply to all Blue Owl advisory entities, and the individual who serves as Chief Compliance Officer of the Adviser also serves as the Chief Compliance Officer of all other Blue Owl advisory entities. The Adviser and Fund will keep records as required by Rule 204-2 of the Advisers Act, and Section 31 of the 1940 Act (and related rules), respectively.
(b) As noted above, there is no resource sharing arrangement between Blue Owl and the Adviser and, therefore, no such related records will be kept. The Fund notes, however, that appropriate records are maintained regarding the services provided by Blue Owl personnel to particular Blue Owl Advisers in accordance with the global Blue Owl compliance program.
(c) Blue Owl personnel providing services to the Fund are supervised persons of the Adviser subject to the Adviser’s policies and procedures, including its code of ethics, and the joint code of ethics that applies to the Fund, the Adviser and the Dealer Manager. As noted above, the policies and procedures that govern the Adviser are a global Blue Owl compliance program. Similarly, the joint code of ethics that governs the Adviser is the code of ethics that applies to all Blue Owl advisory entities. As such, the Fund and Adviser will maintain documentation of compliance with such code of ethics by the applicable personnel and any violations thereof in accordance with the applicable requirements of the Advisers Act and the 1940 Act.
(d) Applicable personnel that provide services on behalf of the Adviser will maintain all relevant industry credentials to provide applicable advisory services, and the Adviser will maintain records relating to such credentials to the extent necessary under the Advisers Act.

3.Relating to the response to Prior Comment #3 in the July Correspondence, the Staff reiterates its request that the Facility Agreement be filed as an exhibit to the Registration Statement.
Response:
The Fund will file the Facility Agreement, and the amendment thereto, as exhibits to the Registration Statement as part of the Amendment.
4.Relating to the response to Prior Comment #4(e) in the July Correspondence, please supplementally explain:
a.Whether any Fund affiliate or affiliate of a Fund affiliate purchased or will purchase assets from the Financing Provider. If so, please describe such arrangement.
b.Whether any Fund affiliates or affiliates of Fund affiliates are investing in the same Portfolio Investments that are in the warehouse at the same time as the Fund.
Response:
(a) The Fund supplementally confirms that no Fund affiliate and, to the knowledge of the Fund and the Adviser, no affiliate of a Fund affiliate, has purchased or will purchase Portfolio Investments from the Financing Provider.
(b) The Fund supplementally confirms that no Fund affiliate and, to the knowledge of the Fund and the Adviser, no affiliate of a Fund affiliate, is investing in the same Portfolio Investments that are held by the Facility Provider at the same time as the Fund.
PROSPECTUS
5.The Staff notes that disclosure regarding the 15% limitation on investment in private equity and hedge funds has been removed from the Registration Statement. With respect to private fund investments, please address the following:
a.Briefly address in the bulleted list of risks on prospectus cover page the risks of investing in private funds, including risks related to illiquidity, indirect fees, valuation, limited operating histories, limited information regarding underlying investments, and that only investors who can tolerate a high degree of risk and potential for loss should invest in the Fund. Please also cross-reference later private fund risk disclosure.
b.Review disclosure in strategies and risks regarding private fund investments and confirm that all principal risks associated with investing in private funds have been adequately disclosed including the following: (1) private funds have flexibility not available to a registered fund with respect to leverage and affiliated transactions, (2) private funds have complex fee structures, including performance related compensation beyond what is permitted for registered funds and those fees may be charged even when the Fund loses money, (3) Fund may have difficulty monitoring the operations and performance of the private fund, e.g., access to information about private fund investments and valuations and (4) conflicts of interest may exist with respect to private fund investments.
c.With respect to secondary investments in private funds please disclose that these investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its NAV. In appropriate locations in the prospectus, explain in plain English (1) how secondary investments acquired at a discount may result in unrealized gains at the Fund’s next NAV calculation, (2) the impact of these unrealized gains on the Fund’s NAV and investment performance, (3) any attendant risks to the markup to NAV and (4) any tax impact to shareholders.

Response:
(a) The Fund submits that such a bulleted list on the cover page of the prospectus would be inappropriate given the investment strategy of the Fund. Although the Fund may invest in credit-related assets (such as interests in credit funds), and any such assets would be included in the Fund's 80% policy, investments in private funds will not represent a principal investment strategy and will not comprise a material portion of the Fund's assets such that risk factors regarding investment therein should be identified on the cover page.
(b) The Fund intends to revise the prospectus disclosure in the Amendment to add the following disclosure under the caption “Risk Factors—Risks Related to the Fund’s Investments—Private Credit Risk:”
The Fund may invest in private credit investments through acquiring interests in private funds. Private funds typically provide greater flexibility than traditional investment funds that are registered under the 1940 Act with respect to the types of securities that may be owned, the types of trading strategies employed, including with respect to transactions with affiliates, and, in some cases, the amount of leverage that can be used. Accordingly, securities of such private funds tend to be more illiquid and highly speculative. Private funds have complex fee structures, including performance fees, that are broader than what is permitted for registered funds, and Shareholders may pay these fees indirectly by investing in this Fund, to the extent the Fund pays any such fees. Furthermore, the Fund may have challenges in monitoring operations and performance of private funds due to the inability to access information about private fund investments and valuations.
(c) The Fund intends to revise the prospectus disclosure in the Amendment to add the following disclosure under the caption “Risk Factors—Risks Related to the Fund’s Investments—Private Credit Risk:”
Additionally, the Fund may acquire such interests in private credit funds through secondary investments in such private funds. Secondary investments refer to investments in private funds through the acquisition of an existing interest by one investor from another in a negotiated transaction. In so doing, the buyer will acquire the existing interest and take on any future funding obligations in exchange for future returns and distributions. Secondary investments include the general partner-led secondary market, which has evolved toward sales of a portion of a portfolio, or a specific asset, and continuation vehicles with general partners structuring a vehicle that allows for continued participation in the growth of the remaining assets, or a specific asset, beyond a fund’s traditional exit time frame. Secondary investments may also include newly established private funds that are fully funded at the time of the Fund’s acquisition. Secondary investments may be acquired at a discount to such private fund’s NAV. As a result, secondary investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its daily NAV. Because secondary investments may be made when private funds have exited their initial investment period and have deployed a significant portion of their capital into portfolio companies, secondary investments are viewed as more mature investments with greater certainty of portfolio construction and better visibility to the timing of future expected cash flows.
6.In the fifth paragraph of the section titled “Prior Performance of Similar Accounts,” please revise the disclosure to delete “concept” or confirm that the calculation was done using the time-weighted rate of return.
Response:
The Fund will revise the disclosure as requested, to delete “concept,” in the Amendment.

7.Relating to the section titled “Risk Factors—Risks Relating to Conflicts of Interest—Certain Consultants,” please supplementally explain the premise behind and justification for the specific type of incentive-based compensation that will be paid to the consultants.
Response:
As neither the Fund nor the Adviser currently pays fees to any consultants or currently contemplates the payment of incentive-based compensation to consultants as described in the risk factor, the Fund intends to delete the risk factor and replace it with a risk factor as set forth below.
The terms of compensation paid to any consultants are anticipated to be particular to any consultant relationship based on the facts and circumstances thereof, and the Fund and/or Adviser, as applicable, intends to assess the facts and circumstances of any potential consultant relationship to determine whether it would be permissible and appropriate to compensate such consultant with compensation not otherwise described below based on such facts and circumstances. In the event the circumstances around payments to consultants changes, the Fund intends to amend and/or supplement the prospectus to update risk disclosure accordingly.
In connection with certain investments, the Fund may directly or indirectly engage senior advisors, operating partners, strategic advisors, and/or other consultants to help the Adviser source, diligence, and/or service such investments. In connection with providing such services, the consultants may earn certain fees, including cash fees and/or a transaction level profit share. The fees may be determined according to one or more methods, including the value of the time spent, a percentage of the value of the investment, a percentage of the investment capital exposed to such investment, amounts charged by other providers for comparable service providers and/or a percentage of cash flows from such investment. In addition to any such fees, the consultants may also be entitled to recoup costs and expenses they incur in relation to services rendered. Finally, the consultants may also have the opportunity to co-invest in the related transaction alongside the Fund on a no-fee/no-carried interest basis. Any compensation paid to a consultant will not reduce the Management Fee or Incentive Fee otherwise payable by the Fund. Consultants may have a limited partnership interest in one or more other investment funds sponsored by the Adviser or its affiliates. The Adviser intends to utilize such consultants only when it believes they provide a level of service consistent with other relevant market alternatives, and in each case, subject to applicable law.
The Fund reiterates that no consultant will furnish advice or make recommendations with respect to the desirability of investing in, purchasing or selling securities or other property, and no consultant will be empowered to determine what securities or other property shall be purchased or sold by the Fund. The Fund notes that, in its investment advisory agreement with the Adviser, the Fund agrees to bear the cost of, among other things, “expenses, . . . payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio investments and portfolio companies . . . .”
8.In the seventh paragraph of the section titled “Purchasing Shares—General Purchase Terms,” please replace each instance of “acceptance” with “receipt.” Please see Rule 22c-1(a).
Response:
The Fund intends to revise the disclosure as requested in the Amendment.

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If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green
Brad A. Green, P.C.
cc:          Andrew Murphy, Blue Owl Alternative Credit Advisors II LLC
Matthew Press, Blue Owl Alternative Credit Advisors II LLC
Nicole M. Runyan, P.C., Kirkland & Ellis LLP